UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,542,161 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,542,161 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,542,161 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4% (3)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 5 below.
(3)	Based on (a) 15,863,894 shares of Common Stock of Dialogic Inc. outstanding as of February 8, 2013, as reported by Dialogic Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2013, and (b) 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 5 below, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 7

This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Commission on April 16, 2012, Amendment No. 3 to Schedule 13D filed with the Commission on May 14, 2012 and Amendment No. 4 to Schedule 13D filed with the Commission on August 13, 2012 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of the Transaction

The information in Item 4 is hereby amended and supplemented as follows:

On February 7, 2013, Dialogic Corporation, a wholly owned subsidiary of the Issuer (“Former Dialogic”), entered into a Third Amendment (the “Third Amendment”) to the Amended Term Loan Agreement with Obsidian, LLC, as agent and collateral agent, and the Funds, which further amended the Second Amendment (the “Second Amendment”) to the Amended Term Loan Agreement, dated November 6, 2012.

Pursuant to the Third Amendment, the Issuer and the Funds have agreed to provide for additional borrowing of up to $4,000,000 under the Amended Term Loan Agreement. In consideration of this additional borrowing, the Issuer agreed to issue an amount of Common Stock to the Funds equal to the market value of 10.0% of the outstanding shares of Common Stock based on the closing bid price of the Common Stock immediately prior to such issuance (1,442,172 shares of Common Stock) pursuant to the Subscription Agreement described in Item 6 below.

Item 5.	Interest in Securities of Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Reporting Person beneficially owns 12,542,161 shares of Common Stock, including 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The 12,542,161 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 64.4% of the outstanding shares of Common Stock, based on (i) 15,863,894 shares of Common Stock outstanding as of February 8, 2013, as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on February 11, 2013, and (ii) 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

(c) Other than the issuance of 1,442,172 shares of Common Stock to the Funds pursuant to the Subscription Agreement, there have been no transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.

(d) (e) Not applicable.

CUSIP No. 25250T100	Page 4 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

Third Amendment

On February 7, 2013, Former Dialogic entered into the Third Amendment, which further amended the Second Amendment to the Amended Term Loan Agreement.

Pursuant to the Third Amendment, the Issuer and the Funds have agreed to provide for additional borrowing of up to $4,000,000 under the Amended Term Loan Agreement. In consideration of this additional borrowing, the Issuer agreed to issue an amount of Common Stock to the Funds equal to the market value of 10.0% of the outstanding shares of Common Stock based on the closing bid price of the Common Stock immediately prior to such issuance (1,442,172 shares of Common Stock) pursuant to the Subscription Agreement described further below.

Additionally, pursuant to the Third Amendment, the minimum EBITDA financial covenant was amended and its application was postponed until the fiscal quarter ending March 31, 2014. Previously, pursuant to the Second Amendment, the financial covenants, including the minimum EBITDA and the minimum liquidity covenants, would have commenced in the fiscal quarter ending June 30, 2013. Pursuant to the Third Amendment, the other financial covenants, including the minimum liquidity covenant, are no longer applicable under the Amended Term Loan Agreement.

Lastly, the definition of Maturity Date in the Amended Term Loan Agreement was amended to provide that it shall be extended to March 31, 2016 upon the earlier to occur of (a) the receipt by the Issuer of Net Equity Proceeds (as defined in the Amended Term Loan Agreement) in an aggregate amount of at least $5,000,000 or (b) a Change in Control (as defined in the Amended Term Loan Agreement).

Subscription Agreement

In connection with the Third Amendment, the Issuer entered into a Subscription Agreement with the Funds dated February 7, 2013 (the “Subscription Agreement”), whereby the Issuer agreed to issue to the Funds an amount of Common Stock equal to the market value of 10.0% of the outstanding shares of the Issuer based on the closing bid price immediately prior to such issuance as set out in the Subscription Agreement. On February 7, 2013, a total of 1,442,172 shares of Common Stock were issued to the Funds under the terms of the Subscription Agreement.

Registration Rights Agreement

The Issuer and the Funds also entered into a Registration Rights Agreement dated February 7, 2013 (the “Rights Agreement”), pursuant to which the Issuer agreed to file one or more registration statements registering for resale the shares of Common Stock issued under the Subscription Agreement within 90 days of such issuance.

The foregoing description of the Second Amendment, the Third Amendment, the Subscription Agreement and the Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Second Amendment, the Third Amendment, the Subscription Agreement and the Rights Agreement, which are filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2012, and Exhibits 10.2, 10.1 and 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013, respectively, and incorporated herein by reference.

CUSIP No. 25250T100	Page 5 of 7

Item 7.	Material to be Filed as Exhibits.

The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Second Amendment to Third Amended and Restated Credit Agreement, dated November 6, 2012, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2012).

Exhibit 2	Third Amendment to Third Amended and Restated Credit Agreement, dated February 7, 2013, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 3	Subscription Agreement, dated February 7, 2013, by and among the Issuer and and the buyers signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 4	Registration Rights Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

***

CUSIP No. 25250T100	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer

CUSIP No. 25250T100	Page 7 of 7

EXHIBIT INDEX

Exhibit 1	Second Amendment to Third Amended and Restated Credit Agreement, dated November 6, 2012, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2012).

Exhibit 2

Third Amendment to Third Amended and Restated Credit Agreement, dated February 7, 2013, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 3	Subscription Agreement, dated February 7, 2013, by and among the Issuer and and the buyers signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 4	Registration Rights Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).